SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

COMPLETE GENOMICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20454K104

(CUSIP Number)

Martin P. Sutter

Essex Woodlands Health Ventures Fund VIII, L.P.

Essex Woodlands Health Ventures Fund VIII-A, L.P.

Essex Woodlands Health Ventures Fund VIII-B, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13G-1(b)

☒ Rule 13G-1(c)

☐ Rule 13G-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 20454K104	Page 2 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 4,033,401(1)
(6) Shared voting power -0-
(7) Sole dispositive power 4,033,401(1)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 4,033,401(2)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 12.1%
(12)	Type of reporting person PN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.

CUSIP No. 20454K104	Page 3 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures VIII-A, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 290,809(2)
(6) Shared voting power -0-
(7) Sole dispositive power 290,809(2)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 290,809(2)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 0.9%
(12)	Type of reporting person PN

(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.

CUSIP No. 20454K104	Page 4 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures VIII-B, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 126,439(3)
(6) Shared voting power -0-
(7) Sole dispositive power 126,439(3)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 126,439(3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 0.4%
(12)	Type of reporting person PN

(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 5 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures VIII, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 4,450,649(1) 2) (3)
(6) Shared voting power -0-
(7) Sole dispositive power 4,450,649(1) 2) (3)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person PN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 6 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures Fund VIII, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 4,450,649(1) 2) (3)
(6) Shared voting power -0-
(7) Sole dispositive power 4,450,649(1) 2) (3)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person OO

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 7 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Currie
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 4,450,649(1) 2) (3)
(7) Sole dispositive power -0-
(8) Shared dispositive power 4,450,649(1) 2) (3)
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person IN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 8 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 4,450,649(1) 2) (3)
(7) Sole dispositive power -0-
(8) Shared dispositive power 4,450,649(1) 2) (3)
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person IN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 9 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Immanuel Thangaraj
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 4,450,649(1) 2) (3)
(7) Sole dispositive power -0-
(8) Shared dispositive power 4,450,649(1) 2) (3)
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person IN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 10 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Eastman
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 4,450,649(1) 2) (3)
(7) Sole dispositive power -0-
(8) Shared dispositive power 4,450,649(1) 2) (3)
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person IN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 11 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeff Himawan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 4,450,649(1) 2) (3)
(7) Sole dispositive power -0-
(8) Shared dispositive power 4,450,649(1) 2) (3)
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person IN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 12 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 4,450,649(1) 2) (3)
(7) Sole dispositive power -0-
(8) Shared dispositive power 4,450,649(1) 2) (3)
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person IN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 13 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Guido Neels
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 4,450,649(1) 2) (3)
(7) Sole dispositive power -0-
(8) Shared dispositive power 4,450,649(1) 2) (3)
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person IN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No. 20454K104	Page 14 of 22 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 4,450,649(1) 2) (3)
(7) Sole dispositive power -0-
(8) Shared dispositive power 4,450,649(1) 2) (3)
(9)	Aggregate amount beneficially owned by each reporting person 4,450,649(1) 2) (3)
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 13.4%
(12)	Type of reporting person IN

(1)	Includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII, L.P.
(2)	Includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-A, L.P.
(3)	Includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex Woodlands Health Ventures Fund VIII-B, L.P.

ORIGINAL REPORT ON SCHEDULE 13G

Item 1.

(a) Name of Issuer: COMPLETE GENOMICS, INC.

(b) Address of Issuer’s Principal Executive Offices:

 2071 Stierlin Court

 Mountain View, CA 94043

Item 2.

(a) Name of Person Filing: This Schedule 13G is being filed jointly by Essex Woodlands Health Ventures Fund VIII, L.P., a Delaware limited partnership (“Essex VIII”), Essex Woodlands Health Ventures Fund VIII-A, L.P., a Delaware limited partnership (“Essex VIII-A”), Essex Woodlands Health Ventures Fund VIII-B, L.P., a Delaware limited partnership (“Essex VIII-B”, and together with Essex VIII and Essex VIII-A, the “Essex VIII Funds”), Essex Woodlands Health Ventures VIII, L.P., a Delaware limited partnership, the general partner of Essex VIII, Essex VIII-A and Essex VIII-B (the “Essex VIII Funds GP”), Essex Woodlands Health Ventures VIII, L.L.C., a Delaware limited liability company, the general partner of the Essex VIII Funds GP (the “Essex VIII General Partner”), James L. Currie, an individual, Martin P. Sutter, an individual, Immanuel Thangaraj, an individual, Ron Eastman, an individual, Guido Neels, an individual, Petri Vainio, an individual, Jeff Himawan an individual and Steve Wiggins, an individual (each a “Manager”, collectively, the “Managers”, and together with the Essex VIII Funds, Essex VIII Funds GP and the Essex VIII General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 335 Bryant Street, Palo Alto, California 94301.

(c) Citizenship: (i) Essex Woodlands Health Ventures Fund VIII, L.P. is a Delaware limited partnership; (ii) Essex Woodlands Health Ventures Fund VIII-A, L.P. is a Delaware limited partnership, (iii) Essex Woodlands Health Ventures Fund VIII-B, L.P. is a Delaware limited partnership; (iv) Essex Woodlands Health Ventures VIII, L.P. is a Delaware limited partnership, (vi) Essex Woodlands Health Ventures VIII, L.L.C. is a Delaware limited liability company; (iv) James L. Currie, Martin P. Sutter, Immanuel Thangaraj, Ron Eastman, Guido Neels, Steve Wiggins, Petri Vainio and Jeff Himawan are all individuals who are citizens of the United States.

(d) Title and Class of Securities: Common Stock

(e) CUSIP Number: 20454K104

Item 3. If this statement is filed pursuant to §§ 240.13G-1(b) or 240.13G-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).

(e) ☐ An investment adviser in accordance with 240.13G 1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13G 1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13G 1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);

(j) ☐ Group, in accordance with 240.13G 1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

For Essex VIII, 4,033,401 shares (which includes 3,766, 620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants).

For Essex VIII-A, 290,809 shares (which includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants).

For Essex VIII-B, 126,439 shares (which includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants).

For each of Essex VIII Funds GP and the Essex VIII General Partner, 4,450,649 shares (which includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex VIII; 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-A; and 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-B).

For each of the Managers, 4,450,649 shares (which includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex VIII; 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-A; and 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-B).

(b) Percent of class:

For Essex VIII, 12.1%, based on 33,182,920 shares of common stock outstanding as of November 1, 2011, as reported in the Issuer’s Form 10-Q filed on November 14, 2011.

For Essex VIII-A, 0.9%.

For Essex VIII-B, 0.4%.

For each of Essex VIII Funds GP and the Essex VIII General Partner, 13.4%.

For each of the Managers, 13.4%.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

For Essex VIII, 4,033,401 shares (which includes 3,766, 620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants).

For Essex VIII-A, 290,809 shares (which includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants).

For Essex VIII-B, 126,439 shares (which includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants).

For each of Essex VIII Funds GP and the Essex VIII General Partner, 4,450,649 shares (which includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex VIII; 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-A; and 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-B).

(ii) Shared power to vote or to direct the vote:

For each of the Managers, 4,450,649 shares (which includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex VIII; 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-A; and 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-B).

(iii) Sole power to dispose or to direct the disposition of:

For Essex VIII, 4,033,401 shares (which includes 3,766, 620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants).

For Essex VIII-A, 290,809 shares (which includes 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants).

For Essex VIII-B, 126,439 shares (which includes 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants).

For each of Essex VIII Funds GP and the Essex VIII General Partner, 4,450,649 shares (which includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex VIII; 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-A; and 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-B).

(iv) Shared power to dispose or to direct the disposition of:

For each of the Managers, 4,450,649 shares (which includes 3,766,620 shares held and 266,781 shares that may be acquired pursuant to the exercise of warrants by Essex VIII; 271,574 shares held and 19,235 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-A; and 118,075 shares held and 8,364 shares that may be acquired pursuant to the exercise of warrants by Essex VIII-B).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2011

ESSEX WOODLANDS HEALTH VENTURES FUND VIII, L.P. By: Essex Woodlands Health Ventures VIII, L.P., Its General Partner By: Essex Woodlands Health Ventures VIII, .L.L.C., Its General Partner		INDIVIDUALS: /s/ James L. Currie Name: James L. Currie /s/ Martin P. Sutter Name: Martin P. Sutter
By:	/s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director
ESSEX WOODLANDS HEALTH VENTURES FUND VIII-A, L.P. By: Essex Woodlands Health Ventures VIII, L.P., Its General Partner By: Essex Woodlands Health Ventures VIII, .L.L.C., Its General Partner		/s/ Ron Eastman Name: Ron Eastman /s/ Guido Neels Name: Guido Neels /s/ Jeff Himawan Name: Jeff Himawan
By:	/s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director
ESSEX WOODLANDS HEALTH VENTURES FUND VIII-B, L.P. By: Essex Woodlands Health Ventures VIII, L.P., Its General Partner By: Essex Woodlands Health Ventures VIII, .L.L.C., Its General Partner		/s/ Immanuel Thangaraj Name: Immanuel Thangaraj /s/ Petri Vainio Name: Petri Vainio /s/ Steve Wiggins Name: Steve Wiggins
By:	/s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES VIII, L.P. By: Essex Woodlands Health Ventures VI, .L.L.C., Its General Partner
By:	/s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director
ESSEX WOODLANDS HEALTH VENTURES VIII, L.L.C. /s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Common Stock of Ziopharm Oncology, Inc., has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13G-1(k) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: December 29, 2011.

ESSEX WOODLANDS HEALTH VENTURES FUND VIII, L.P. By: Essex Woodlands Health Ventures VIII, L.P., Its General Partner By: Essex Woodlands Health Ventures VIII, .L.L.C., Its General Partner		INDIVIDUALS: /s/ James L. Currie Name: James L. Currie /s/ Martin P. Sutter Name: Martin P. Sutter
By:	/s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director
ESSEX WOODLANDS HEALTH VENTURES FUND VIII-A, L.P. By: Essex Woodlands Health Ventures VIII, L.P., Its General Partner By: Essex Woodlands Health Ventures VIII, .L.L.C., Its General Partner		/s/ Ron Eastman Name: Ron Eastman /s/ Guido Neels Name: Guido Neels
By:	/s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director	/s/ Jeff Himawan Name: Jeff Himawan

ESSEX WOODLANDS HEALTH VENTURES FUND VIII-B, L.P. By: Essex Woodlands Health Ventures VIII, L.P., Its General Partner By: Essex Woodlands Health Ventures VIII, .L.L.C., Its General Partner		/s/ Immanuel Thangaraj Name: Immanuel Thangaraj /s/ Petri Vainio Name: Petri Vainio
By:	/s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director	/s/ Steve Wiggins Name: Steve Wiggins
ESSEX WOODLANDS HEALTH VENTURES VIII, L.P. By: Essex Woodlands Health Ventures VI, .L.L.C., Its General Partner
By:	/s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director
ESSEX WOODLANDS HEALTH VENTURES VIII, L.L.C. /s/ Martin P. Sutter Name: Martin P. Sutter Title: Managing Director